UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 31, 2025

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	Consolidated Financial Statements and Management Discussion and Analysis for the 3 months ended March 31, 2025 as filed on SEDAR on May 13, 2025.
2.	Form 51-102F1 Management Discussion and Analysis for the 3 months ended March 31, 2025 as filed on SEDAR on May 13, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated	July 31, 2025	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

		By:	/s/ Andrew Marchington
		Name:	Andrew Marchington
		Title:	Chief Financial Officer

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